May 23, 2022

Securities and Exchange Commission

100 F. St. NE

Washington, DC 20549

Re:	Hanover Worldwide, Inc. Registration Statement on Form S-1 Filed March 8, 2022 File No. 333-263371

To Whom it May Concern:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Hanover Worldwide,Inc. (the “Company”) hereby respectfully requests and applies for immediate withdrawal by the U.S. Securities and Exchange Commission (“SEC”) Registration Statement on Form S-1 (File No 333-263371) (the “Registration Statement”), filed on March 8, 2022.

The Company requests withdrawal as Form S-1 filed on March 8, 2022, because market conditions have changed and the Company no longer wishes to proceed. No sales were made in connection with the Form S-1 filed on March 8, 2022.

Please forward copies of the order consenting to the withdrawal of the Registration Statement to Byron Thomas, Esq. via email at Byron Thomas byronthomaslaw@gmail.com.

If you have any questions regarding this application for withdrawal, please call Byron Thomas, Esq. the Company’s counsel at 702 747-3103.

Very truly yours,

/s/ Robert Bubeck

Robert Bubeck, CEO